Exhibit 99.5

VOTING UNDERTAKING

        This VOTING UNDERTAKING (this “Agreement”), dated as of October 7, 2007, is entered into among Spansion Inc., a Delaware Corporation (the “Parent”), and the undersigned shareholders (each a “Shareholder”) of Saifun Semiconductors Ltd., an Israeli company (the “Company”). Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement (as defined below).

RECITALS

    A.        Contemporaneously with the execution of this Agreement, the Company, the Parent and Atlantic Star Merger Sub Ltd. (“Merger Sub”) are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company, pursuant to which Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”); and

    B.        As a condition to their willingness to enter into the Merger Agreement, the Parent and Merger Sub have required that the Shareholder enter into this Agreement.

AGREEMENT

        NOW, THEREFORE, in order to induce the Parent and Merger Sub to enter into the Merger Agreement, the parties hereto, intending to be legally bound, agree as follows:

    1.        Representations of Shareholder. The Shareholder represents and warrants to the Parent that:

    (a)        as of the date hereof, the Shareholder lawfully owns beneficially (as such term is defined in Rule 13d-3 of the Exchange Act)) or of record each of the Ordinary Shares, par value NIS 0.01 per share, of the Company (the “Company Shares”), set forth on Schedule 1(a) (the “Shares”), free and clear of all Liens (other than as set forth on Schedule 1(a) and proxies and other restrictions in favor of the Parent and Merger Sub pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under securities laws, including the Securities Act and the “blue sky” laws of the various states of the United States) and, except for this Agreement and as set forth on Schedule 1(a), there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition or Voting (as defined below) of any share capital of the Company and there are no Voting trusts or Voting agreements with respect to such Shares;

    (b)        as of the date hereof, other than as set forth on Schedule 1(a), the Shareholder does not beneficially own (as such term is used in Rule 13d-3 of the Exchange Act, but ignoring the 60-day limitation set forth therein) any Company Shares other than the Shares and does not have any options, warrants or other rights to acquire any additional share capital of the Company or any security exercisable for or convertible or exchangeable into share capital of the Company;

    (c)        the Shareholder has full power and authority and has taken all actions necessary to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder;

    (d)        this Agreement has been duly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms;

    (e)        other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by Shareholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Shareholder from, any Governmental Entity or any other Person or entity, in connection with the execution and delivery of this Agreement by the Shareholder;

    (f)        the execution, delivery and performance of this Agreement by the Shareholder does not, and the consummation by the Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any contract, agreement, arrangement or commitment to which the Shareholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Lien on any of the assets or properties of the Shareholder (other than the Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or materially delay the performance by Shareholder of any of its obligations under this Agreement; and

    (g)        upon delivery by the Shareholder to Parent of the Profit pursuant to Section 6, Parent will receive good and valid title to the assets constituting such Profit, free and clear of all security interests, liens, claims, pledges, options, rights or first refusal, agreements, charges and other encumbrances of any nature whatsoever (except any security interest created by Parent).

    2.        Voting. From the date hereof until any termination of this Agreement in accordance with its terms, Shareholder hereby agrees that at any meeting of the shareholders of the Company, however called, and in any written action by consent of shareholders of the Company, Shareholder shall cause to be counted as present thereat for purposes of establishing a quorum and shall Vote, or cause to be Voted, any and all of the Shares (or, with respect to New Shares (as defined in Section 3), owned hereafter) as follows:

    (a)        FOR the approval of the Merger Proposal and the Transactions;

    (b)        AGAINST any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Transactions; or inhibit the timely consummation of the Transactions, and

    (c)        except for the Merger Proposal, AGAINST any Acquisition Proposal, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company or its Subsidiaries.

For purposes of this Agreement, “Vote” includes voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action. “Voting” shall have a correlative meaning.

    3.        Proxy. In furtherance of the Shareholder’s agreement in Section 2 above, the Shareholder hereby appoints Robert Melendres and Dario Sacomani and each of them as his, her or its proxies, with power of substitution and resubstitution, to Vote all of the Shares and all Company Shares which the Shareholder purchases or otherwise of which the Shareholder acquires beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act, but ignoring the 60-day limitation set forth therein, and excluding any Company Shares that may be deemed to be beneficially owned by the Shareholder as a result of the grant to the Shareholder of proxies in connection with the Company Meetings) after the execution of this Agreement (“New Shares”) in the manner described by Section 2 above.

        This proxy (this “Proxy”) applies to any Vote (i) at any meeting of the shareholders of the Company, and any adjournment or postponement thereof, at which the matters described above are considered, including the Company Meetings, and (ii) in connection with any written consent of the shareholders of the Company. THIS PROXY IS COUPLED WITH AN INTEREST, IS MADE FOR THE BENEFIT OF THIRD PARTIES, REVOKES ALL PRIOR PROXIES GRANTED BY THE SHAREHOLDER AND IS IRREVOCABLE (to the fullest extent permitted by Israeli law and the Company Charter Documents) until such time as this Agreement terminates in accordance with its terms, at which time this Proxy shall expire.

    4.        No Voting Trusts. From the date hereof until any termination of this Agreement in accordance with its terms, the Shareholder will not, nor will the Shareholder permit any entity under the Shareholder’s control to, deposit any of the Shares or New Shares in a Voting trust or subject any of the Shares or New Shares to any arrangement with respect to the Voting of such Shares or New Shares other than agreements entered into with the Parent.

    5.        No Proxy Solicitations. From the date hereof until any termination of this Agreement in accordance with its terms, the Shareholder will not, nor will the Shareholder permit any entity under the Shareholder’s control, to:

    (a)        solicit, initiate, or take an action intended to encourage or induce the making, submission or announcement of any Acquisition Proposal;

    (b)        take an action intended to, directly or indirectly, encourage, or initiate or cooperate in, a shareholders’ Vote or action by consent of the Company’s shareholders in opposition to or in competition with the consummation of the Transactions, including the Merger and the Merger Proposal; or

    (c)        become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company for the purpose of opposing or competing with the consummation of the Transactions, including the Merger and the Merger Proposal.

    6.        Payment with Respect to Certain Profits. If (a) (x) after the date hereof the Merger Agreement shall have been terminated (i) pursuant to Section 7.1(b) of the Merger Agreement under the circumstances described in the proviso to Section 7.1(b) of the Merger Agreement, (ii) pursuant to Section 7.1(d) of the Merger Agreement under the circumstances described in the proviso to Section 7.1(d) of the Merger Agreement, (iii) pursuant to Section 7.1(f) of the Merger Agreement under the circumstances described in the second proviso to Section 7.1(f) of the Merger Agreement, (iv) pursuant to Section 7.1(i) of the Merger Agreement or (v) pursuant to Section 7.1(j) of the Merger Agreement (clauses (i) through (iii) each a “Tail Termination Event,” and clauses (iv) and (v) each a “Non-Tail Termination Event”), and (y) as a result of any such termination descried in clauses (i) through (v), a Termination Fee shall have become payable by the Company to the Parent pursuant to Section 7.1(b), Section 7.1(d), Section 7.1(f), Section 7.1(i) or Section 7.1(j) of the Merger Agreement (in the case of Section 7.1(b), 7.1(d) or 7.1(f), a “Tail Triggering Event”), and (b) in the case of a Non-Tail Termination Event, concurrently with or at any time within 12 months after the date of such termination (such 12-month period being referred to herein as the “Covered Period”), the Company consummates an Acquisition Transaction with an Person or group (other than an Affiliate of Parent) (a “Non-Tail Triggering Event”), then the Shareholder shall, within five Business Days after the consummation of such Tail Triggering Event or Non-Tail Triggering Event, as applicable, if such Tail Termination Event or Tail Triggering Event results in the payment of consideration to the Shareholder pursuant to an Acquisition Transaction, pay to the Parent an amount equal to 50% of the aggregate Profit (as hereinafter defined) received by the Shareholder, if any, in such Acquisition Transaction. As used in this Section, the “Profit” shall be calculated on a per Share basis and shall mean an amount equal to the excess, if any, of (A) the Current Market Value attributable to each Share upon consummation of the applicable Acquisition Transaction over (B) (x) the product of (1) the closing sale price for Parent Common Stock on the Nasdaq Global Select Market on the date of the relevant termination of the Merger Agreement multiplied by (2) the Exchange Ratio (as adjusted to reflect any stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction after the date hereof), plus (y) the Per Share Cash Distribution Amount. Such 50% of the Profit received by the Shareholder shall be paid to the Parent in the same form and in the same proportion as was received by the Shareholder, and the value of any non-cash consideration shall be its Current Market Value. The “Current Market Value” shall equal (x) with respect to securities traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on the date of the Tail Triggering Event or Non-Tail Triggering Event, as applicable, and (y) with respect to other consideration, the value ascribed to such consideration by the proponent of such Acquisition Transaction, or if no such value is ascribed, a value determined in good faith by the Board of Directors of Parent.

    7.        Transfer and Encumbrance; Release of Liens.

    (a)        On or after the date hereof and during the term of this Agreement, the Shareholder agrees not to (a) directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any of the Shares or the New Shares, (b) publicly announce an intention to do any of the foregoing, or (c) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Shares or New Shares, whether any such swap or transaction is to be settled by delivery of Shares, New Shares or other securities, in cash or otherwise encumber any of the Shares or New Shares.

    (b)        Immediately (and in no event more than 6 business days following) the payment of the Cash Distribution, the Shareholder shall cause all Liens set forth in Schedule 1(a) to be released, and to provide evidence of such release to the Parent.

    8.        Shareholder Capacity. To the extent that the Shareholder is an officer or director of the Company, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Shareholder in his or her capacity as an officer or director of the Company or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of the Shareholder acting solely in his or her capacity as an officer or director) , including, without limitation, participating in any such capacity in any discussions or negotiations in accordance with Section 5.7 of the Merger Agreement.

    9.        Specific Performance. The parties acknowledge that there may be no adequate remedy at law for a breach of this Agreement and that money damages may not be an appropriate remedy for breach of this Agreement. Therefore, the parties agree that each party has the right to seek injunctive relief and specific performance of this Agreement in the event of any breach hereof in addition to any rights it may have for damages. The remedies set forth in this Section 9 are cumulative and shall in no way limit any other remedy any party hereto has at law, in equity or pursuant hereto.

    10.        Entire Agreement; Amendment; Waiver. This Agreement (including the schedule hereto) contains the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

    11.        Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

To the Parent:

Spansion Inc. 915 DeGuigne Drive Sunnyvale, California Telecopy No.: +1 (408) 616-6659 Attention: Office of General Counsel

with copies (which shall constitute notice) to:

O'Melveny & Myers LLP 275 Battery Street, Suite 2600 San Francisco, California 94111 USA Telecopy No.: +1 (415) 984-8701 Attention: Michael J. Kennedy Michael S. Dorf

and:

Yigal Arnon & Co. 22 Rivlin Street Jerusalem 91000 Israel Telecopy No.: +972 (2) 623-9236 Attention: Barry Levenfeld

        If to the Shareholder, to the address or facsimile number set forth for the Shareholder on the signature page hereof:

        with copies (which shall not constitute notice) to:

Morrison & Foerster LLP 425 Market Street San Francisco, California 94105 USA Telecopy No.: +1 (415) 268-7522 Attention: Bruce A. Mann Michael G. O'Bryan

and:

Eitan, Mehulal, Pappo, Barath & Co. 10 Abba Eban Blvd. Herzliya 46120, Israel Telecopy No.: + 972-9-972-6001 Attention: Guy Hadar

    12.        Miscellaneous.

    (a)        GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY OTHER CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION, OTHER THAN THE STATE OF NEW YORK; PROVIDED, HOWEVER, THAT PROVISIONS THAT ARE REQUIRED UNDER ISRAELI LAW TO BE GOVERNED BY ISRAELI LAW WILL BE SO GOVERNED.

    (b)        Venue; Waiver of Jury Trial. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of any Federal court (and if such Federal court finds that it can not exercise jurisdiction any New York state court) sitting in the City of New York in the State of New York and higher courts sitting in other locations with jurisdiction with respect to any appeals from such courts, if any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, including (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) to the fullest extent permitted by applicable law, that (1) the suit, action or proceeding in any such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (c) agrees that it will not bring any action relating to this Agreement in any court other than a Federal court (or if such Federal court finds that it can not exercise jurisdiction) such New York City state court. EACH OF THE PARENT AND THE SHAREHOLDER IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OR ENFORCEMENT HEREOF. Each party to this Agreement hereby agrees that in connection with any such action process may be served in the same manner as notices may be delivered under Section 11 and irrevocably waives any defenses or objections it may have to service in such manner

    (c)        Severability. If any term or other provision of this Agreement or the application hereof is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

    (d)        Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned or delegated by either of the parties without prior written consent of the other.

    (e)        Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered by telecopy or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood and agreed that all parties need not sign the same counterpart.

    (f)        Termination. This Agreement shall terminate upon the earliest to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms; provided that, if a Non-Tail Termination Event or a Tail Termination Event shall have occurred, then Sections 6, 9, 10, 11 and 12 of this Agreement shall survive such termination until the later of (x) in the event of a Non-Tail Termination Event, the expiration of the Covered Period and (y) the completion by Shareholder of its obligations pursuant to Section 6, whereupon such Sections shall also terminate; provided, further, that termination of this Agreement shall not relieve any party from breach of its obligations hereunder prior to such termination.

    (g)        Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

(h)     Headings. The heading references herein hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

    (i)        THIRD PARTY BENEFICIARIES. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 3 THEREOF, NOTHING IN THIS AGREEMENT, EXPRESS OR IMPLIED, IS INTENDED TO CONFER UPON ANY PERSON OTHER THAN THE PARENT, THE SHAREHOLDER AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, ANY RIGHTS OR REMEDIES UNDER OR BY REASON OF THIS AGREEMENT.

    (j)        Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. Section 8.6 of the Merger Agreement shall be applicable to this Agreement as if set forth herein.

        The parties hereto have executed and delivered this Agreement as of the date first written above.

SPANSION INC. By: —————————————— Name: Title:

SHAREHOLDERS DR. BOAZ EITAN ——————————————

ADI & GAL LTD. By: —————————————— Name: Title:

SHARON & YOAV LTD. By: —————————————— Name: Title:

SHIKMAT EITAN LTD. By: —————————————— Name: Title:

YONATAN & MAYA LTD. By: —————————————— Name: Title:

BATYA AND YOSEPH LTD. By: —————————————— Name: Title:

MIRAGE BVBA By: —————————————— Name: Title:

TALLY EITAN By: —————————————— Name: Title:

Schedule 1(a)

Shareholders:	Address and Facsimile

Dr. Boaz Eitan	Kohav Hayam 33, Hofit, Israel

Adi & Gal Ltd.	Kohav Hayam 33, Hofit, Israel

Sharon & Yoav Ltd.	Kohav Hayam 33, Hofit, Israel

Shikmat Eitan Ltd.	Kohav Hayam 33, Hofit, Israel

Yonatan & Maya Ltd.	Kohav Hayam 33, Hofit, Israel

Batya and Yoseph Ltd.	Kohav Hayam 33, Hofit, Israel

MIRAGE BVBA	Kohav Hayam 33, Hofit, Israel

Tally Eitan	Kohav Hayam 33, Hofit, Israel

Shares Held of Record:

Dr. Boaz Eitan	4,920,440

Adi & Gal Ltd.	1,905,780

Sharon & Yoav Ltd.	1,429,336

Shikmat Eitan Ltd.	1,200,000

Yonatan & Maya Ltd.	952,892

Batya and Yoseph Ltd.	476,444

MIRAGE BVBA	10,000

Tally Eitan	26,666

Shares Beneficially Owned:

Dr. Boaz Eitan	4,920,440

Adi & Gal Ltd.	1,905,780

Sharon & Yoav Ltd.	1,429,336

Shikmat Eitan Ltd.	1,200,000

Yonatan & Maya Ltd.	952,892

Batya and Yoseph Ltd.	476,444

MIRAGE BVBA	10,000

Tally Eitan	26,666

I(a)

Options and Other Rights:

Dr. Boaz Eitan	316,714

Adi & Gal Ltd.	None

Sharon & Yoav Ltd.	None

Shikmat Eitan Ltd.	None

Yonatan & Maya Ltd.	None

Batya and Yoseph Ltd.	None

MIRAGE BVBA	None

Tally Eitan	None

Liens:

Dr. Boaz Eitan	4,294,220

Adi & Gal Ltd.	1,905,780

Sharon & Yoav Ltd.	None

Shikmat Eitan Ltd.	None

Yonatan & Maya Ltd.	None

Batya and Yoseph Ltd.	None

MIRAGE BVBA	None

Tally Eitan	None

2(a)